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Quick Law Group
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

December 15, 2006

Max A. Webb, Esq.
Rolaine Bancroft, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20548

Re:
Crystal International Travel Group, Inc.
Amendment no. 5 to Registration Statement on Form SB-2
Filed December 14, 2006
File No. 333-136143

Dear Mr. Webb and Ms. Bancroft,

Thank you for your comment letter dated December 11, 2006 regarding Amendment no. 4 to the registration statement on Form SB-2 for Crystal International Travel Group, Inc. (the "Company").

The following responses reference page numbers of marked versions of Amendment no. 5.

  Registration Statement
  Cover Page

  1.
  The Company has reduced the total number of shares being registered by AJW Partners, LLC, AJW Offshore, LTD, AJW Qualified Partners, LLC and New Millennium Capital Partners, all of which are under common control, to 1,971,886 which represents 30% of the shares of the Company's common stock held by non-affiliates.

  Management Discussion and Analysis

  2.
  On page 12, the Company has added disclosure regarding the impact of not having complete control of the SunTrips assets.

  Item 26. Recent Sales of Unregistered Securities

  3.
  On page II-3, the Company has clarified its disclosure regarding its recent bridge transaction.

  Exhibit 5.1

  4.
  The final paragraph of the opinion has been deleted.

  Other

  5.
  As of the date of this letter, the Company filed an amendment to its Form 8-K filed on December 1, 2006 with executed documents and all attachments.

Please do not hesitate to contact me at (720) 259-3393 or (303) 641-3735 with any questions or concerns. The Company's Chief Executive Officer can be reached at (973) 644-0900 or (908) 938-1172.

We both look forward to working with you to finalize this process.

Best regards,
/s/ JEFFREY M. QUICK
Jeffrey M. Quick
cc:
Mr. Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.

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Quick Law Group A PROFESSIONAL CORPORATION ATTORNEYS AT LAW